(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☒ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25
☐ Form 10-D		SEC FILE NUMBER: 001-32692
☐ Form N-SAR	NOTIFICATION OF LATE FILING	CUSIP NUMBER:
☐ Form N-CSR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I
REGISTRANT INFORMATION

Patni Computer Systems Limited
Full Name of Registrant

Former Name if Applicable

Akruti Softech Park, MIDC Cross Road No. 21
Address of Principal Executive Office (Street and Number)

Andheri (E), Mumbai, 400 093 India
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, the U.S. Internal Revenue Service (the “IRS”) has undertaken a tax review of the Registrant’s U.S. operations for the years 2001 and 2002. That review has since been expanded to also cover subsequent years of 2003 and 2004. The review in respect of years 2001 and 2002 is close to complete, and as a result of that review process, the Registrant is re-assessing its obligations for corporate taxes, payroll and related taxes, interest and related expenses for the years 2001-2005, and is revising its earlier estimates in respect of such obligations. In addition, as a result of the review of the years 2001 and 2002, the Registrant has re-estimated its tax liability for corporate taxes, payroll and related taxes based on applicable tax rules as identified by the IRS, and currently expects to restate its financial statements for 2003 and 2004. Due to the timing of the final stages of the review process, additional time to file its annual report on Form 20-F is required to complete the restatement and accruals.

As a result of the foregoing circumstances, the Registrant is unable to provide the information required by the 2005 Form 20-F within the prescribed time period without unreasonable effort or expense. The Registrant anticipates filing its 2005 Form 20-F no later than the end of the 15-day extension period provided by Rule 12b-25(b)(2)(ii).

PART IV
OTHER INFORMATION

(1)             Name and telephone number of the person to contact in regard to this notification

Deepak Sogani	+91.22. 6693.0500
(Name)	(Area Code) (Telephone Number)

(2)             Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒  Yes    ☐  No

(3)             Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Not Applicable.

Please refer to the Registrant’s Press Release filed under cover of Form 6-K concurrently herewith for details of the projected restatement, which the Registrant anticipates finalizing within the next 15 calendar days.

Patni Computer Systems Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 3, 2006	By	/s/ Arun Kanakal
Arun Kanakal
Company Secretary